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April 22, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Lisa Etheredge

Re:	BioNeutral Group, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-186772)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioNeutral Group, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-186772), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 21, 2013.

In light of current market conditions, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement. The initial public offering would have been a discretionary financing for the Registrant.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at BioNeutral Group, Inc., 211 Warren St., Newark, NJ 07103, facsimile number (973) 577-8004, with a copy to the Company’s counsel, Sichenzia Ross Friedman Ference LLP, Attn: Arthur Marcus, 61 Broadway, New York, New York 10006, facsimile number (212) 930-9725.

If you have any questions with respect to this matter, please contact Arthur Marcus of Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

Mark Lowenthal
President and Chief Executive Officer